Exhibit 99.107

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in this Registration Statement on Form 40-F of (i) our report dated March 14, 2008 relating to the consolidated financial statements of HudBay Minerals Inc. for the years ended December 31, 2007 and 2006, and (ii) our report dated January 20, 2009 relating to the reconciliation to United Stated Generally Accepted Accounting Principles of HudBay Minerals Inc.’s consolidated financial statements, appearing in Exhibits 99.6 and 99.14, and 99.7, respectively, to this Registration Statement on Form 40-F dated January 23, 2009 of HudBay Minerals Inc.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Canada
January 23, 2009